Mitchell S. Nussbaum of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4159 Main 212.407.4000 Fax 212.407.4990 mnussbaum@loeb.com

December 21, 2007

John Reynolds, Assistant Director Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3561

Re:	Hambrecht Asia Acquisition Corp. Amendment No. 1 to Registration Statement on Form F-1 Filed November 8, 2007 File No. 333-146147

Dear Mr. Reynolds:

On behalf of our client, Hambrecht Asia Acquisition Corp., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) one complete electronic version of Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form F-1 (No. 333-146147) (the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of Amendment No. 2 and all exhibits filed therewith.

Amendment No. 2 responds to the comments set forth in the Staff letter dated December 11, 2007 (the “Staff’s Letter”).

In order to facilitate your review of Amendment No. 2, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 2.

Los Angeles New York Chicago Nashville www.loeb.com

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

General

1.
We note your revision on page 63 in response to comment seven of our previous letter. You state several times on page 63 that contractual arrangements would transfer economic benefits to your company. Please additionally disclose whether contractual arrangements would shift economic risks to your company. You state that if contractual arrangements are used, there may not be a complete transfer of economic benefits to your company. Please also indicate how complete the transfer of economic risk would be to your company and the reasons why.

The disclosures on page 65 of the Registration Statement have been revised in accordance with the Staff’s comments.

2.
We note that, in the event of a combination by way of contractual arrangement, you intend to obtain an independent appraisal for the fair value of the contractual arrangement. Please revise your disclosures on pages 28 and 64 to reflect this.

The disclosure on pages 30 and 66 of the Registration Statement has been revised in accordance with the Staff’s comments.

Risk Factors, page 23

3.
We note your response to comment 18. Please revise to address in detail the risks to shareholders resulting from the ability to amend the articles of association to change provisions which are viewed as obligations to the shareholders. Also disclose in the appropriate sections throughout the prospectus the resulting risks to shareholders from the ability to amend your articles of association.

The disclosure on pages 20, 26 and 76 of the Registration Statement has been revised in accordance with the Staff’s comments.

4.
We note your response to comment 25 of our previous letter, Although it is true that not all companies that file SPAC registration statements will eventually go effective, a great majority of SPAC registration statement do go effective. We continue to believe that the requested disclosure is appropriate. Revise to address the number of blank check companies that have filed registration statements that have not gone effective and indicate the amount of funds sought by those blank cheek companies. If the company feels it is necessary, it may additionally disclose that some companies that have filed for registration may not go effective.

The disclosure on page 37 of the Registration Statement has been revised in accordance with the Staff’s comments.

Use of Proceeds, page 48

5.	We note your response to comment 26. Revise your use of proceeds table to clearly indicate in the appropriate location in the table the $91,661 revolving credit line being repaid.

The disclosure on page 50 of the Registration Statement has been revised to include a footnote indicating the offering expenses that have already been paid using the funds available under the revolving credit line. The first footnote to the Use of Proceeds table already indicates that the credit line will be repaid within 15 days after the closing of the offering. We do not believe that it is appropriate to include a separate line item in the Use of Proceeds table since the expenses paid for using the revolving credit line are already included in expenses listed in the Use of Proceeds table.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 55

6.
We note your response to comment 29 of our previous letter that "in the event that expenses exceeded available amounts outside of trust, such amounts could be accrued and paid out of the funds that were held in trust post business combination, assuming a business combination was consummated," Please disclose the impact on the company, on the trust, and on investors if expenses exceeded available amounts outside of trust and a business combination was not consummated.

The disclosure on page 58 of the Registration Statement has been revised in accordance with the Staff’s comments.

Proposed Business, page 58

7.
We note your response to comment 34. Please revise to clarify whether shareholders must submit their shares for redemption prior to the shareholder vote. Also clarify whether there are any additional steps required for redemption.

The disclosure on page 71 of the Registration Statement has been revised in accordance with the Staff’s comments.

Management, page 79

8.	Please disclose the business activities of Feng Zhang for the period from 2002 to 2004.

The disclosure on page 83 of the Registration Statement has been revised in accordance with the Staff’s comments to disclose the business activities of Feng Zhang.

9.
We note your disclosure in response to comment 36 of our previous letter. Either in the table on page 81 or in the text that follows, please insert a paragraph that specifically addresses any roles Messrs. Eu, Cannon, and Ting have had had (1) in finding targets in the noted blank check transactions and (2) in completing the noted blank check transactions.

The disclosure on page 85 of the Registration Statement has been revised in accordance with the Staff’s comments.

10.
We note your revision on page 82 in response to comment 38 of our previous letter. We also note your disclosure on page 85 regarding the limitation against your officers and directors assisting other blank check companies that have a focus on the PRC. Please revise the first bullet point on page 82 to clarify, if correct, that although blank check companies may engage your officers or directors in the future for services in connection with a business combination, your officers and directors may not render services for other blank check companies that seek to acquire a target business with its primary operations in the PRC, until after you have announced a business combination.

The disclosure on pages 86 and 88 has been revised to clarify that although the Company’s officers and directors may not become principals in a blank check company seeking a target business in China until the Company’s target business has been announced, they may act as underwriters or advisors to, but not principals of, other blank check, subject to their pre-existing fiduciary obligations to the Company.

11.
We note your revision in response to comment 39 of our previous letter. Please revise the first full bullet point on page 83 to disclose whether "becoming involved in other blank check companies" includes organizing and promoting.

The disclosure on page 86 of the Registration Statement has been revised in accordance with the Staff’s comments.

Note 3 - Proposed Offering, page F-9

12.
We note your response to prior comment 48 of our letter dated October 18, 2007. However, it does not appear that the methodology used to determine volatility is consistent with the requirements of SFAS 123(R). We believe that paragraph A22 of SFAS 123(R) requires the historical volatility of each identified company to be calculated using a time period equal to the expected term of the awards, and that the calculated volatility should be based on the average of the calculated volatility for each identified company. Please revise your calculation and related disclosures accordingly, or explain in detail why you believe that the use of standard deviations rather than historical volatilities for each identified company would result in a volatility assumption (and resulting fair value of the underwriter purchase option) that would be materially consistent with the methodology.

The disclosure in Note 3 was revised to provide that volatility was estimated using the average of the annualized volatility of the daily trading histories of 62 companies on the Shanghai Stock Exchange that had a market capitalization between $70 million and $150 million.

13.
We note that your disclosure in the next to last paragraph of Note 3 refers to the use of an index to determine volatility. The last sentence of paragraph A22 of SFAS 123(R) provides that because of the effects of diversification that are present in an industry sector index, the volatility of an index should not be substituted for the average of volatilities of otherwise similar entities in a fair value measurement. Please revise to clarify, if true, that while the comparable companies may have been selected from the identified index of companies, that the volatility of the index itself was not used to determine volatility.

The disclosure in Note 3 has been revised to clarify that the volatility assumption was calculated using the average of the annualized volatility of the daily histories of 62 companies on the Shanghai Stock Exchange that had a market capitalization between $70 million and $150 million and does not represent the volatility of the index itself.

Exhibit 5.1

14.
Please re-file Exhibit 5.1 when you file your next amendment. As Exhibit 5.1 currently appears in EDGAR, portions of the text are cut off at the right margin. Additionally, date and execute the Conyers Dill & Pearlman, legality opinion and fill in the blanks throughout the opinion. We may have further comment.

The opinion is being finalized and a signed copy will be included in the next amendment. A copy of the previous filing has been re-submitted.

Exhibit 5.2

15.	We note that you have filed a form of opinion by Loeb & Loeb LLP. Please file a dated and executed legality opinion by Loeb & Loeb LLP.

The opinion is being finalized and a signed copy will be included in the next amendment.

Exhibit 23.1

16.
We note your response to prior comment 52. Please request your independent accountant to revise its consent so that the audit report date referred to in the consent is consistent with the audit opinion date on page F-2.

A new independent accountant’s consent with the correct date has been included with this filing.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

Sincerely,

/s/ Mitchell S. Nussbaum
Mitchell S. Nussbaum
Loeb & Loeb LLP